June 5, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Ms. Dorrie Yale

Re:	OptiNose, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-225416)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) and as representatives of the several underwriters of the Company’s proposed initial public offering of shares of the Company’s common stock, we hereby join in the Company’s request that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Daylight Time, on Wednesday, June 6, 2018, or as soon thereafter as practicable, or at such later time as the Company may orally request.
Pursuant to Rule 460 under the Securities Act, we wish to advise you that between June 4, 2018 and the date hereof, approximately 500 copies of the Preliminary Prospectus dated June 4, 2018 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.
We wish to advise you that the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

Jefferies LLC Piper Jaffray & Co.
As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

[Signature Page to OptiNose, Inc. Acceleration Request]